                                                                  EXHIBIT 12.1

                            METALDYNE CORPORATION
   COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
                               STOCK DIVIDENDS
                            (DOLLARS IN THOUSANDS)

                                                       FOR THE YEARS ENDED DECEMBER 31
                                          ---------------------------------------------------------
                                             2000        1999       1998        1997       1996
                                          ---------- ----------  ---------- ----------  ----------
EARNINGS BEFORE INCOME
 TAXES AND FIXED CHARGES:
Income from continuing operations before
 income taxes and cumulative effect of
 accounting change, net..................  $ 92,720    $139,470   $144,520    $190,290   $ 77,220
Deduct equity in undistributed earnings
 of less-than-fifty percent owned
 companies...............................    (9,180)     (9,800)    (8,530)    (46,030)   (31,650)
Add interest on indebtedness, net .......    91,730      83,470     83,620      36,650     30,350
Add amortization of debt expense ........     5,030       2,740      3,250         900      1,490
Estimated interest factor for rentals ...     3,480       3,710      3,620       2,100      6,350
                                          ---------- ----------  ---------- ----------  ----------
Earnings before income taxes and fixed
 charges.................................  $183,780    $219,590   $226,480    $183,910   $ 83,760
                                          ========== ==========  ========== ==========  ==========
FIXED CHARGES:
Interest on indebtedness, net............  $ 91,990    $ 83,760   $ 84,080    $ 36,770   $ 30,590
Amortization of debt expense.............     5,030       2,740      3,250         900      1,490
Estimated interest factor for rentals ...     3,480       3,710      3,620       2,100      6,350
                                          ---------- ----------  ---------- ----------  ----------
  Total fixed charges....................   100,500      90,210     90,950      39,770     38,430
                                          ---------- ----------  ---------- ----------  ----------
Preferred stock dividend requirement
 (a).....................................       650          --         --      10,300     21,570
                                          ---------- ----------  ---------- ----------  ----------
Combined fixed charges and preferred
 stock dividends.........................  $101,150    $ 90,210   $ 90,950    $ 50,070   $ 60,000
                                          ========== ==========  ========== ==========  ==========
RATIO OF EARNINGS TO FIXED CHARGES ......       1.8         2.4        2.5         4.6        2.2
                                          ========== ==========  ========== ==========  ==========
RATIO OF EARNINGS TO COMBINED FIXED
 CHARGES AND PREFERRED STOCK DIVIDENDS ..       1.8         2.4        2.5         3.7        1.4
                                          ========== ==========  ========== ==========  ==========

------------
(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50 percent owned companies.